Envestnet, Inc.

35 East Wacker Drive, Suite 2400

Chicago, Illinois  60601

(312) 827-2800

October 14, 2015

Via EDGAR and E-mail

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Daniel Porco

Re:                             Envestnet, Inc. Registration Statement on Form S-4

(File No. 333-206863)

Ladies and Gentlemen:

Envestnet, Inc. (the “Company”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4 (File No. 333-206863), as amended (the “Registration Statement”), to October 14, 2015 at 5:00 p.m. Eastern Daylight Savings Time, or as soon as possible thereafter.

In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Please contact Edward S. Best of Mayer Brown LLP at (312) 701-7100 with any questions you may have. In addition, please notify Mr. Best if and when this request for acceleration has been granted.

Very truly yours,

/s/ SHELLY O’BRIEN
Shelly O’Brien
General Counsel

cc:                                Edward S. Best

Mayer Brown LLP

Chad A. Wiechers

Yodlee, Inc.

Chris F. Fennell, Esq.
Robert T. Ishii, Esq.
     Wilson Sonsini Goodrich & Rosati, P.C.